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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of July 2002


                         COMMISSION FILE NUMBER: 1-7239




                                  KOMATSU LTD.

                                 ---------------

                  Translation of registrant's name into English


                  3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

                                 ---------------

                     Address of principal executive offices



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.



                      Form 20-F   X   Form 40-F _____
                                -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes ____  No   X
                                           -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


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                      INFORMATION TO BE INCLUDED IN REPORT

1.   Two company announcements made on July 10, 2002

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     KOMATSU LTD.
                                            ------------------------------------
                                                     (Registrant)



Date:  July 11, 2002                    By:       /s/ Kenji Kinoshita
                                            ------------------------------------
                                                      Kenji Kinoshita

(TRANSLATION)

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                                       3

                                                                   July 10, 2002

For Immediate Release

                                                    Komatsu Ltd.
                                                    2-3-6 Akasaka, Minato-ku,
                                                    Tokyo 107-8414, Japan
                                                    Corporate Communications
                                                    Tel: 03-5561-2616
                                                    URL: http://www.komatsu.com/

Komatsu to Transform Komatsu Shantui Construction Machinery into Subsidiary

Komatsu Ltd. (hereinafter, Komatsu) today reached a basic agreement with Shantui Construction Machinery Co., Ltd. (hereinafter, Shantui) that Komatsu (China) Ltd., a wholly owned subsidiary of Komatsu, will acquire 20% of the equity of Komatsu Shantui Construction Machinery Co., Ltd. (hereinafter, Komatsu Shantui). This acquisition will be from Shantui, Komatsu's partner who currently owns 50% of the equity of Komatsu Shantui, a joint-venture manufacturing and sales company for construction equipment in China, and that Komatsu and Komatsu (China) together will own 60% of the equity of Komatsu Shantui. As a result, Komatsu Shantui will become a subsidiary of Komatsu. With approval by shareholders of Shantui, permission by the Chinese government and other legal requirements to be fulfilled, Komatsu and Shantui are planning to execute the transaction in September this year. The two companies have also reached a basic agreement that they will jointly facilitate Shantui's production of parts and components for use by Komatsu Shantui in tandem with expansion of production at Komatsu Shantui.

1. Reasons for Equity Acquisition
Komatsu Shantui was established in 1995 as a joint-venture company to manufacture and sell medium-sized hydraulic excavators in China. Since then, the company has gained recognition from customers, particularly for the high quality and reliability of its products, and has grown while keeping pace with the outstanding expansion of the Chinese construction equipment market. Komatsu and Shantui have come to a mutual understanding that Komatsu will play a leadership role of aggressive business expansion of Komatsu Shantui in response to high-growth potential of the Chinese hydraulic excavator market by capitalizing on its globalization know-how of the construction equipment business. It is mutually beneficial for each to foster the long-range growth of Komatsu Shantui as a major production center for hydraulic excavators in China.

At the same time, the two partners will work together to expand the production of parts and components for hydraulic excavators at Shantui. They have also agreed that Shantui will establish a new joint venture company either with Komatsu or Komatsu's supplier when needed.

Komatsu, Shantui and Komatsu Shantui, as a unified team, will work together to reinforce competitiveness of the hydraulic excavator business and develop new cooperative relations for a long-range expansion of profits for each. Komatsu and Shantui have also agreed that the two will continue to hold a broad range of discussions to maintain and build on mutually beneficial relations as partners for the construction equipment business in China.

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2. Outline of Komatsu Shantui Construction Machinery Co., Ltd. (To Become
Subsidiary) (as of December 31, 2001)
1) Located: Jining City, Shandong Providence, P.R. China
2) Established: July 18, 1995
3) Paid-in Capital: US$21 million
4) Representatives: Zhang Xiu Wen, Chairman of the Board
                    Mitsuki Ashizuka, President (full-time)
5) Lines of Business: Manufacture and sale of construction equipment
6) Closing Day: December 31
7) Number of Employees: 412
8) Equity holders and Holding Ratios
          Shantui (50%), Komatsu (30%), Komatsu (China) (10%), and Sumitomo Corporation (10%)
9) Recent Business Performance                           Unit: Million Yuan
     ---------------------------------------------------------------------------
                         Year ended December 2000      Year ended December 2001
     ---------------------------------------------------------------------------
     Sales                         915                          1,235
     ---------------------------------------------------------------------------
     Net Income                    108                            166
     ---------------------------------------------------------------------------
     Total Assets                  591                            721
     ---------------------------------------------------------------------------

3. Party From Whom Equity to Purchase
1) Trade Name: Shantui Construction Machinery Co., Ltd.
2) Representatives: Zhou Qing Ting, Chairman of the Board
                    Zhang Xiu Wen, President
3) Head Office: Jining City, Shandong Providence, P.R. China
4) Line of Business: Manufacture and sale of construction equipment

4. Equity Holding Ratios after Acquisition
1) Before: 40% (including 10% through Komatsu (China))
2) After: 60% (including 30% through Komatsu (China))

5. Schedule
Date of Transaction: Around September 2002 (planned)

6. Outlook
As Komatsu Shantui should become a consolidated subsidiary of Komatsu in the second half period of fiscal 2002, the effects on consolidated settlement for the current fiscal year will be limited to the second half period only as follows.
1) Sales
Approximately 3 billion yen is projected as an affect on sales for the current fiscal year, reflecting internal transactions such as sales to Komatsu (China).
2) Net Income
Approximately 200 million yen is projected as an affect on net income for the current fiscal year, because Komatsu has previously included 40% of earnings of Komatsu Shantui as a company accounted for by the equity method.

                                                                           (end)

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                                                                   July 10, 2002
For Immediate Release

                                                                    Komatsu Ltd.
                                                       2-3-6 Akasaka, Minato-ku,
                                                           Tokyo 107-8414, Japan
                                                        Corporate Communications
                                                               Tel: 03-5561-2616
                                                    URL: http://www.komatsu.com/

              Komatsu to Repurchase Its Common Shares On the Market

This is to notify that Komatsu Ltd. has repurchased its outstanding common shares on the market pursuant to Article 210 of the Commercial Code of Japan in the manner as noted below.

Notes

 Period of repurchase:                       From July 3 to July 9, 2002.
 Total number of Shares to be repurchased:   950,000 shares.
 Total cost of repurchase:                   418,002,711 yen.
 Method of repurchase:                       On the Tokyo Stock Exchange market.

[Reference 1]

 Authorized at the Annual Meeting of Shareholders held on June 26, 2002.
  Type of shares to be repurchased:          Outstanding common shares of
                                             Komatsu Ltd.
  Total number of shares to be repurchased:  10,000,000 shares at maximum.
  Total cost of repurchase:                  5,000,000,000 yen at maximum.

[Reference 2]

 The total number of shares repurchased through July 9, 2002.
  Total number of shares to be repurchased:  950,000 shares.
  Total cost of repurchase:                  418,002,711 yen.

                                                                           (end)